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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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


                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports First-Quarter 2003 Financial Results; Aggressive Market Share Strategy Boosts Broadband Subscriber Base 46% dated May 14, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports First-Quarter 2003 Financial Results;
Aggressive Market Share Strategy Boosts Broadband Subscriber Base 46%

Wednesday May 14, 7:02 am ET

PETACH TIKVA, Israel, May 14 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported its unaudited financial results for the first quarter of 2003. Operating income for the quarter reached NIS 5 million (US$1.1 million), compared with NIS 3 million (US$0.6 million) for the comparable period in 2002.

First-quarter net profit declined 39.9% to NIS 3.2 million (US$0.7 million), or NIS 0.2 (US$ 0.04) per share, from NIS 5.3 million (US$1.1 million), or NIS 0.3 (US$0.06) per share, for first-quarter 2002. One main reason for the decline in net profits was due to Internet Gold's conservative monetary strategy to maintain all its cash reserves in US dollars. The company'ss financial reports are prepared in Israeli shekels linked to the consumer price index and during first-quarter of 2003 the value of the US dollar dropped 1.1% in comparison to the Israeli Shekel thus creating a NIS 1.1 million (US$ 0.2 million) financial expense for the company. During first-quarter of 2002 the value of the US dollar increased 5.7% in comparison to the Israeli Shekel thus creating a NIS 3.6 million (US$ 0.8 million) financial profit for the company. The lower US dollar exchange rate relative to the Israeli Shekel is expected to have the same effect on Internet Gold's financial expenses in second quarter of 2003.

Internet Gold's CEO, Eli Holtzman, said, "As we announced recently, Internet Gold has initiated an aggressive marketing strategy to increase our broadband penetration. This new strategy has already started to pay off. During the first quarter, we boosted our broadband subscriber base by 46% and increased our market share. This achievement comes, however, at the short-term consequence of pressure on revenues as well as lower margins due to competitive low prices and high infrastructure costs for broadband services as compared with narrowband / dial-up subscribers. We are pleased with the results of our current road map and plan to continue executing our broadband market share strategy although we anticipate that this will adversely affect our profitability in the third and fourth quarters of this year."

    Key financial results for the quarter include:

    -- Revenue of NIS 45.1 million (US$ 9.6 million) very similar to the NIS
       45.7 million (US$ 9.7 million) revenue for the comparable 2002 quarter.

    -- A 8.7% increase in sales and marketing expenses for the quarter rose to NIS 9.9 million (US$ 2.1 million) from NIS 9.1 million (US$1.9 million) a year ago.

    -- A 24.8% decrease in general and administrative expenses to NIS 5.3 million (US$1.1 million) from NIS 7 million (US$1.5 million) in 2002.


"MSN Israel, Internet Gold's successful partnership with Microsoft, continued its positive trend this quarter, reporting record EBITDA," Mr. Holtzman noted. "For the first time since the partnership's inception, net cash from operations turned positive, a trend we expect to continue in coming quarters. Partly driving this success is MSN Israel's status as a leading player in the market for Internet advertising, which is surging in popularity among advertisers. This quarter, MSN Israel successfully launched Microsoft's Hosted Exchange as its own tech platform for Israeli Hotmail users. We anticipate that this new platform will generate revenues and reduce costs."

"On the e-commerce side of our business, Gold Trade, which is 46.3%-owned by Internet Gold, posted positive EBITDA for the first time. This achievement stems from the company's new strategy of focusing on its on-line activity -- via the highly respected P-1000 brand - and on telemarketing sales."

"As the broadband connectivity market is developing, Internet Gold is stepping forward decisively to establish its market share," Mr. Holtzman concluded. "We believe that fierce competition in the broadband arena will settle as penetration growth stabilizes toward year-end. Pressure on prices will then ease, and we will expand our broadband offerings to include new value-added services, contributing to an increase in our revenues. At the same time, we expect both Gold Trade and MSN Israel to enhance their market positions and contribute favorably to our profitability."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (46.3%). For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     or

     Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

     Consolidated Balance Sheets
     Adjusted to NIS of March 2003
                                                                   Convenience
                                                                   translation
                                                                       into
                                                                    US Dollars
                            March 31      March 31   December 31     March 31
                              2003          2002        2002           2003
                           (Unaudited)   (Unaudited) (Unaudited)   (Unaudited)
                                             (in thousands)
     Current assets
     Cash and cash
      equivalents            86,130        91,807       87,456        18,376
     Trade receivables, net  31,294        30,054       32,057         6,677
     Other receivables       11,503        13,534       11,759         2,454
     Total current assets   128,927       135,395      131,272        27,507

     Investments
     Long-term investments    4,272         4,272        4,272           911
     Long-term loans          4,656         4,615        4,996           993
                              8,928         8,887        9,268         1,904

     Property and equipment,
      net                    29,361        31,254       31,839         6,264

     Other assets and
      deferred charges        1,545         1,311        1,265           330

     Total assets           168,761       176,847      173,644        36,005

     Current liabilities
     Short-term bank loans    8,283        31,633       10,740         1,767
     Accounts payable        21,086        23,894       25,585         4,499
     Other payables          10,410        16,380       11,846         2,221
     Total current
      liabilities            39,779        71,907       48,171         8,487

     Long-term liabilities
     Long-term loans            958         2,541        1,368           204
     Deferred revenues           70           565          121            15
     Liability for
      termination of
      employer-employee
      relations, net          3,938         4,110        3,884           840
     Company's share in
      excess of liabilities
      over assets in
      investees              14,226         6,299       13,515         3,035
     Total long-term
      liabilities            19,192        13,515       18,888         4,094

     Shareholders' equity
     Ordinary shares            202           202          202            43
     Additional paid in
      capital               220,881       220,881      220,881        47,126
     Accumulated deficit   (111,293)     (129,658)    (114,498)      (23,745)
     Total shareholders'
      equity                109,790        91,425      106,585        23,424

     Total liabilities and
      shareholders' equity  168,761       176,847      173,644        36,005

     Consolidated Statements of Operations
     Adjusted to NIS of March 2003


                                                                   Convenience
                                                                   translation
                                                                      into
                                                                   US Dollars
                         Three-month    Three-month                Three month
                        period ended   period ended  Year ended   period ended
                           March 31       March 31   December 31     March 31
                             2003           2002         2002          2003
                          (Unaudited)   (Unaudited)  (Unaudited)    (Unaudited)
                                             (in thousands)
     Revenues                45,099        45,695      189,323         9,622

     Costs and expenses:
     Cost of revenues        24,926        26,622      102,269         5,318
     Selling and marketing
      expenses                9,884         9,086       38,133         2,109
     General and
      administrative expenses 5,278         7,017       21,788         1,126

     Total costs and
      expenses               40,088        42,725      162,190         8,553

     Income from operations   5,011         2,970       27,133         1,069
     Financing (expenses)
      income, net            (1,092)        3,609        2,211          (233)
     Other expenses, net         (4)          (19)          (3)           (1)

     Net income after
      financing expenses      3,915         6,560       29,341           835
     Company's share in
      net loss of investees
      from continued operations 710           366        1,770           151

     Net income for the period
      from continued
      operations              3,205         6,194       27,571           684

     Company's share in
      loss of a subsidiary
      from discontinued
      operations                 --           857        7,074            --

     Net income               3,205         5,337       20,497           684

     Income per share
     Net profit per NIS
      0.01 par value
      of shares (in NIS)       0.17          0.29         1.11          0.04

     Weighted average number
      of shares outstanding
      (in thousand)          18,432        18,432       18,432        18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                            ------------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 14, 2003